File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 (Names and address of foreign utility company)

                  (a) Curacao Utility Company N.V. Pos Cabaai
                     Office Park Unit 20, Schouwburgweg z/n,
                                     Curacao

                  (b) Curacao Utilities Operating Company N.V.
                         Pos Cabaai Office Park Unit 20,
                           Schouwburgweg z/n, Curacao

                      (Name and address of filing company)

                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


                     The Commission is requested to address
                               communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         Mirant Corporation ("Mirant") is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the two (2) companies listed above (collectively, the "Project Companies"). The Project Companies are indirect subsidiaries of Mirant.
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         The following is a brief description of the Project Companies, their principal assets, and the ownership structure of each Project Company, including the name of each person holding five percent (5%) or more of the common equity interests in each Project Company:

         Curacao Utilities Company N.V. (a company organized and existing under the laws of the Netherlands Antilles) ("CUC") has been organized to own a power generating plant located at the Isla Refinery in Curacao, Netherlands Antilles, which generates electric power for sale and delivery to the Isla Refinery and the national grid (the "Curacao Plant"). A one hundred percent (100%) common equity interest in CUC is held by CUC Holdings, N.V., which is indirectly and partially-owned by Mirant. Curacao Utilities Operating Company N.V. (a company organized and existing under the laws of the Netherlands Antilles) ("CUOC") has been organized to manage and operate the Curacao Plant. A 100% interest in CUOC is held by Mirant Curacao Investments, Ltd., an indirect subsidiary of Mirant. The address of CUC and CUOC is Pos Cabaai Office Park Unit 20, Schouwburgweg z/n, Curacao.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Mirant Corporation


                                             By:  /s/ Sonnet C. Edmonds
                                              ----------------------------------
                                                 Sonnet C. Edmonds
                                                 Vice President

Date: February 6, 2004